UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
March 18, 2008
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑     Form 40-F ☐
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐)
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐)
          (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐     No ☑
          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                     .)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
LIHIR GOLD LIMITED

By:	/s/ Stuart Mackenzie

	Name:	Stuart MacKenzie
	Title:	Group Secretary & General Counsel
Date: March 18, 2008

Lihir Gold Limited ARBN 069 803 998 000001 000 LGL MR JOHN SMITH 1 FLAT 123 123 SAMPLE STREET THE SAMPLE HILL SAMPLE ESTATE SAMPLEVILLE VIC 3030 LIHIR GOLD LIMITED ARBN 069 803 998 TO VOTE ONLINE VISIT: www.LGLgold.com/asp/index.asp?pgid=10853 TO LODGE A PROXY FORM: Computershare Investor Services Pty Limited GPO Box 242 Melbourne Victoria 3001 Australia Facsimile 61 7 3237 2152 FOR ALL ENQUIRIES CALL: (within Australia) 1300 552 270 (outside Australia) 61 3 9415 4000 FOR YOUR VOTE TO BE EFFECTIVE IT MUST BE RECEIVED BY 9.00AM, MONDAY 19 MAY 2008 YOUR COMPLETE AGM PACK IS AVAILABLE ONLINE, SIMPLY VISIT: www.LGLgold.com/asp/index.asp?pgid=10853 FOR SECURITY REASONS IT IS IMPORTANT THAT YOU KEEP YOUR SRN/HIN CONFIDENTIAL. Cast your proxy vote Access your annual report Review and update your securityholding YOUR SECURE ONLINE ACCESS INFORMATION SRN/HIN: I1234567890 POST CODE: 3030 HOW TO COMPLETE THIS PROXY FORM Please read these notes prior to completion of the voting form. VOTES ON ITEMS OF BUSINESS Voting 100% of your holding. You may direct your proxy how to vote by placing a mark in one of the boxes opposite each item of business. All your securities will be voted in accordance with such a direction. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid. Voting a portion of your holding. You may indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. The sum of the votes cast on each item or the percentages for and against an item must not exceed your voting entitlement or 100%. A proxy need not be a securityholder of the Company. APPOINTMENT OF A SECOND PROXY You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you appoint two proxies you must specify the proportion or number of votes each proxy may exercise, otherwise each proxy may exercise half of the votes. Fractions of votes will be disregarded. A separate Proxy Form should be used for each proxy. You can obtain additional forms by telephoning the company’s share registry or you may copy this form. If you lodge two proxies please lodge both forms together. SIGNING INSTRUCTIONS Individual: where the holding is in one name, the holder must sign. Joint Holding: where the holding is in more than one name, all of the securityholders should sign. Power of Attorney: to sign under Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it. Companies: where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place. If a representative of a corporate security holder or proxy is to attend the meeting the appropriate “Certificate of Appointment of Corporate Representative” should be produced prior to admission. A form of the certificate may be obtained by telephoning the company’s share registry or at www.computershare.com LODGEMENT OF A PROXY FORM. This Form (and any Power of Attorney under which it is signed) must be received at an address given above no later than 48 hours before the commencement of the meeting at 9.00am, Wednesday 21 May 2008. Any Proxy Form received after that time will not be valid for the scheduled meeting. LGL_PROXY182003/000001/000001/i

PROXY FORM

PLEASE MARK X TO INDICATE YOUR DIRECTIONS

STEP 1 APPOINT A PROXY TO VOTE ON YOUR BEHALF

I/We being a member/s of Lihir Gold Limited hereby appoint

☐ **the Chairman of the Meeting** **OR** ________________

Please leave this box blank if you have selected the Chairman of the Meeting. Do not insert your own name(s).

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Lihir Gold Limited to be held at Ballrooms 1 & 2, Crowne Plaza Hotel, Corner Hunter and Douglas Streets, Port Moresby, Papua New Guinea on Wednesday 21 May 2008 at 9.00am and at any adjournment of that meeting.

STEP 2 ITEMS OF BUSINESS

PLEASE NOTE: If you mark the **Abstain** box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

	Ordinary Business	For	Against	Abstain
1	Receive Financial Statements and Reports	☐	☐	☐
2	Re-election of Dr Ross Garnaut as a Director	☐	☐	☐
3	Re-election of Mrs Winifred Kamit as a Director	☐	☐	☐
4	Re-election of Mr Bruce Brook as a Director	☐	☐	☐
5	Re-appointment of the Auditor	☐	☐	☐
	Special Business			
6	Award of Share Rights to the Managing Director under the Lihir Executive Share Plan	☐	☐	☐

The Chairman of the Meeting intends to vote undirected proxies in favour of each of the items of business.

SIGN SIGNATURE OF SECURITYHOLDER(S) *This section must be completed.*

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

I 1234567890 I ND

000001 000 LGL
MR JOHN SMITH 1
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

☐ **Change of name and/or address.** If your name and/or address is incorrect, please mark this box and make the correction on this form. Securityholders sponsored by a broker (reference number commences with 'X') should advise your broker of any changes. *Please note, you cannot change ownership of your securities using this form.*

LGL 21PR

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